SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 31)

                              Champion Parts, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                         Common Shares, $.10 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   158609 10 7
                  ---------------------------------------------
                                 (CUSIP Number)

          Raymond G. Perelman                         Barry L. Katz
          225 City Avenue, Suite 14                   225 City Avenue, Suite 14
          Bala Cynwyd, PA 19004                       Bala Cynwyd, PA 19004

                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2003
                  ---------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.




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1. NAME OF REPORTING PERSON: RGP Holding, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                (b) /_/

3. SEC USE ONLY

4. SOURCE OF FUNDS:     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF         7.       SOLE VOTING POWER - See Item 5
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - See Item 5
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - See Item 5
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - See Item 5

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - See Item 5

14. TYPE OF REPORTING PERSON - CO



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Item 5.   Interest in Securities of the Issuer.
----------------------------------------------

     (c) On May 28, 2003 RGP exercised its option to purchase 600,012 shares from Dana at $.50 per share for a total cost of $300,006. As a result of this purchase RGP owns 1,296,612 shares constituting approximately 35.5% of the common shares outstanding based upon 3,655,266 common shares purportedly outstanding as of December 31, 2002., as stated in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002. All of such Common Shares are owned directly by RGP, which has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the Common Shares.

Item 1. Item 6. Contracts, Arrangements, Understandings or
----------------------------------------------------------
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

          See letter dated May 27, 2003 to Dana Corporation.

          See letter dated May 29, 2003 to Dana Corporation.

Item 7.  Material to be Filed as Exhibit(s)
-------------------------------------------

          Exhibit 16 - Letter dated May 27, 2003 from RGP to Dana Corporation.

          Exhibit 17 - Letter dated May 29, 2003 from RGP to Dana Corporation.


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A. SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /s/ Raymond G. Perelman
                                   -------------------------------------
                                             RGP Holding, Inc.

Dated:   May 29, 2003           By:      Raymond G. Perelman, Chairman and CEO

                                RGP Holding, Inc.
                                 225 City Avenue
                                    Suite 14
                              Bala Cynwyd, Pa 19004
                                 (610) 660-8824





                                                                    May 27, 2003


A. Glenn Paton
Treasurer
Dana Global Holdings, Inc.
4500 Dorr Street
Toledo, Ohio 43615

Dear Mr. Paton:

     RGP Holding, Inc. ("RGP") has agreed to purchase 600,012 shares of common stock (the "Shares") of Champion Parts, Inc. ("Champion") from Dana Global Holdings, Inc. ("Dana"). We understand that the Shares are "restricted securities." We represent and warrant that RGP is a sophisticated investor that would qualify as an "Accredited Investor" as defined in Rule 501 of Regulation D under the Securities Act.

     RGP is acquiring the Shares for its own account for investment only and not as nominee or agent and not with a view to, or for sale in connection with, a distribution of the Shares and with no present intention of selling, transferring, granting a participation in or otherwise distributing, the Shares, all within the meaning of the Securities Act of 1933 and the rules and regulations thereunder and any applicable state, securities or blue-sky laws.

     We acknowledge that Champion will lodge stop orders with its transfer agent with respect to the Shares and the certificate(s) evidencing any Shares will bear the following or a substantially similar legend and such other legends as may be required by state blue sky laws:

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR, IN THE OPINION OF COUNSEL TO THE COMPANY, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT."


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     At any time and from time to time after the date hereof, RGP will, without further consideration, execute and deliver to Dana or Champion such other instruments or documents and will take such other actions as they may reasonably request to carry out the transactions contemplated hereby.

                                                     Very truly yours,

                                                     /s/ Raymond G. Perelman
                                                     -----------------------
                                                     Raymond G. Perelman
                                                     CEO

                                RGP Holding, Inc.
                            225 City Avenue, Suite 14
                              Bala Cynwyd, PA 19004
                       (610) 660-8804 fax: (610) 660-8817


Barry L. Katz
President



                                                                    May 29, 2003


A. Glenn Paton
V.P. and Treasurer
Dana Corporation
4500 Dorr Street
Toledo, OH 43615

Dear Mr. Paton,

         RGP Holding, Inc. hereby elects to exercise its option to purchase 600,012 shares of Champion Parts, Inc. common stock at 50 cents per share. We request that you now undertake to complete all necessary steps to have the shares transferred to RGP in accordance with its letter to you dated May 27, 2003. In that regard, please provide me with wire transfer instructions. Once RGP wires the funds to Dana we request that you send the shares directly to the transfer agent, Computer Shares Trust Company, for transfer to RGP in accordance with the May 27 letter and Champion's instructions.

         Thank you very much for your cooperation.

                                                           Very truly yours,

                                                           /s/ Barry L. Katz
                                                           ------------------
                                                           Barry L. Katz


Cc:      Brett Pritchard